Item 77D - Deutsche Global Income Builder VIP and
Deutsche Unconstrained Income VIP (each, a series of Deutsche Variable Series II)

For each fund listed below, the following changes are effective on or about July 14, 2014:

Deutsche Global Income Builder VIP
The fund may invest in affiliated mutual funds. The fund may invest up to 5% of net assets in shares of the following funds: DWS Enhanced Emerging Markets
Fixed Income Fund, which invests primarily in high yield emerging market bonds; DWS Floating Rate Fund, which invests primarily in senior loans; and, DWS High Income Fund, which invests primarily in high yield bonds.
The fund may invest from time to time in ETFs that are managed by affiliates of the Advisor, including (1) series of db-X Exchange-Traded Funds Inc., which are managed by DBX Strategic Advisors LLC; and (2) series of DBX
ETF Trust, which are managed by DBX Advisors LLC.
Deutsche Investment Management Americas Inc., DBX
Strategic Advisors LLC and DBX Advisors LLC are all subsidiaries of Deutsche Bank AG. The fund may also invest in securities of unaffiliated ETFs.
Deutsche Unconstrained Income VIP
The fund may also invest in emerging markets securities, mortgage- and asset-backed securities, adjustable rate loans that have a senior right to payment (senior loans) and other floating rate debt securities, exchange-traded funds
(ETFs) and dividend-paying common stocks.



 For internal use only
\\Mfmaog02\f_admin\Shared\Financial
Reporting\DeAM\Production\2014\12.2014\N-SAR\N-SAR
Backup\Attachments\Exhibit 77D VSII - Global Inc Builder VIP and
Unconstrained Income VIP.docx

 For internal use only

 For internal use only